FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, March 30, 2009

Mr Guillermo Larraín Ríos
Superintendent of Securities and Insurance
Santiago

MATERIAL INFORMATION

Dear Sir,

      In accordance with clauses 9 and 10.2 of the Securities Market Law 18,045 and General Rule No.30, and in the use of the powers conferred upon me, I inform the Superintendent of the following material information:

     On March 27, 2009, the Company was notified of the favorable arbitration resolution in the case “Empresa Nacional de Electricidad S.A. (Endesa Chile) with CMPC Celulosa S.A. (CMPC)”, issued by the arbitration tribunal composed by Luis Morand Valdivieso and Víctor Vial del Río, who gave their majority vote to the sentence, and Antonio Bascuñán Valdés, who voted in the minority.

     The arbitration arose from differences that occurred during the term of the current electricity supply contract between the parties which Endesa Chile executed with this non-regulated customer following a tender called by CMPC for the supply of electricity for all its Santa Fe, Inforsa, Laja and Pacífico plants. This contract was executed on May 31, 2003, with the supply starting on January 1, 2004. The contract expires in December 2011 and may be extended unilaterally by the non-regulated customer until December 2013.

     Having noticed Endesa Chile that the actual consumption of the non-regulated customer increased considerably since 2006 over that projected in its own tender conditions, Endesa Chile began negotiations with the customer to reach an agreement with respect to this larger consumption. As no agreement was reached in these negotiations, Endesa Chile decided to submit these differences to the arbitration process stated in the contract.

     The arbitration decision stated the following:

     • It accepted the demand of Endesa Chile and determined that it has no obligation to supply the consumptions of the chlorate plant of ERCO (Chile) Limitada.

     • It accepted the reservation of rights requested by Endesa Chile to charge damages for the consumption of ERCO (Chile) Limitada, determining that the damages suffered can be charged from the date of notification of the demand.

     • It accepted the demand of Endesa Chile in the sense that Celulosa cannot require unlimited energy for its important plants, setting a limit equivalent to the estimates presented in the tender conditions for these, plus 50%. This limit comes into effect from the date of notification of the sentence.

     • It accepted the demand of Endesa Chile establishing the obligation of Celulosa to operate its own generating units at full capacity.

     Regarding the economic consequences of the arbitration judgment for Endesa Chile from the date of bringing the demand until now, the Company will soon proceed to start actions for charging the damages caused, either voluntarily or through the courts.

     Yours sincerely,

Rafael Mateo Alcalá
Chief Executive Officer

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: March 31, 2009